Silver Screen Management, Inc.
Chelsea Piers-Pier 62
Suite 300
New York, NY 10011
(212) 336-6700
Recorded News Update:
(800) 333-SILV Silver Screen III


                               SILVER SCREEN III

                             Second Quarter Report

                                 June 30, 1997

Dear Limited Partner:

     The 1997 second quarter cash distribution totals nearly $1.7 million, bringing total distributions since the Partnership's inception in 1987 to approximately $446 million.

     Quarterly revenue continued to be generated principally from the U.S. home video release of "Oliver & Company."

     "Roger Rabbit" is the only remaining Partnership film that has yet to appear on either U.S. syndicated television or USA Network. We anticipate that it will be released on U.S. syndicated television in late 1997.

     Between now and the dissolution of the Partnership, current expectations are that, after the current distribution and expenses, Silver Screen Partners III will distribute an additional $110 to $140 per unit to investors (this amount includes all anticipated future quarterly distributions and the buyout proceeds from Disney). The closing of the purchase by Disney is scheduled to occur on September 30, 1997. The final distribution and dissolution of the Partnership is expected to take place by the end of 1997. These figures and dates represent our best estimates as of today.

     As you may be aware, a number of private investment groups have sent out correspondence relating to a tender offer for units in Silver Screen Partners
III. Silver Screen Partners III and Silver Screen Management, Inc. are not affiliated in any way with these firms and can make no recommendation as to the merits of any tender offers. If and when you receive such solicitations, unless you are interested in selling your units, no action by you is required. We hope the above information will help you in evaluating the various bids from the tender offer groups.

     Please note that the Partnership will not accept any transfers after August 15, 1997. The sale of the Partnership's Joint Venture interest is scheduled to take place on September 30, 1997. The income associated with the sale will be allocated to the partners of record on that date. For a transfer to be effective on September 30, 1997, all properly completed transfer documents must be received by the Partnership on or before August 15, 1997. Incomplete transfer documents, or transfer documents received after August 15, 1997, will not be processed.

     Our Third Quarter Report will be mailed in October. If you need any assistance in the meantime, please contact our Investor Relations Department between the hours of 10 A.M. and 2 P.M., Eastern Standard Time.


Sincerely,




/s/ Roland W. Betts                     /s/ Tom A. Bernstein
-------------------                     ------------------------
Roland W. Betts                         Tom A. Bernstein
President                               Executive Vice President

BALANCE SHEETS (UNAUDITED)

                                                      June 30, 1997  December 31, 1996
                                                      -------------  -----------------
ASSETS
Current assets:
Cash .................................................   $   27,592        $  164,506
Temporary investments (at cost, plus accrued
  interest, which approximates market) ...............    2,541,645         4,545,092
                                                         ----------        ----------
Total current assets .................................    2,569,237         4,709,598
Investment in Joint Venture ..........................    2,315,299         2,704,931
                                                         ----------        ----------
                                                          4,884,536         7,414,529
                                                          =========         =========
LIABILITIES AND PARTNERS' EQUITY
Current liabilities:
Due to managing general partner ......................   $   49,209        $    3,881
Accrued unincorporated business tax ..................         --              13,352
                                                         ----------        ----------
Total  liabilities ...................................       49,209            17,233
                                                         ----------        ----------
Partners' equity:
General partners .....................................         --                --
Limited partners .....................................    4,835,327         7,397,296
                                                         ----------        ----------
Total partners' equity ...............................    4,835,327         7,397,296
                                                         ----------        ----------
                                                         $4,884,536        $7,414,529
                                                         ==========        ==========

                       See notes to financial statements.

STATEMENTS OF OPERATIONS (UNAUDITED)

                                                     Three Months        Six Months      Three Months        Six Months
                                                            Ended             Ended             Ended             Ended
                                                    June 30, 1997     June 30, 1997     June 30, 1996     June 30, 1996
                                                    -------------     -------------     -------------     -------------
REVENUES:

Income from Joint Venture .................           $ 1,943,859       $17,849,626       $ 2,039,091       $ 3,172,659
Interest income ...........................                93,621           237,250            37,388            70,942
                                                      -----------       -----------       -----------       -----------
                                                        2,037,480        18,086,876         2,076,479         3,243,601

COSTS AND EXPENSES:

General and administrative expenses .......               132,739           211,345           119,715           450,204
                                                      -----------       -----------       -----------       -----------
Net income ................................           $ 1,904,741       $17,875,531       $ 1,956,764       $ 2,793,397
                                                      ===========       ===========       ===========       ===========

NET INCOME ALLOCATED TO:

General partners ..........................           $    19,047       $   178,755       $    19,568       $    27,934
Limited partners ..........................             1,885,694        17,696,776         1,937,196         2,765,463
                                                      -----------       -----------       -----------       -----------
                                                      $ 1,904,741       $17,875,531       $ 1,956,764       $ 2,793,397
                                                      ===========       ===========       ===========       ===========
Net income per a $500 limited partnership
  unit (based on 600,000 units outstanding)           $      3.14       $     29.49       $      3.23       $      4.61
                                                      ===========       ===========       ===========       ===========



                       See notes to financial statements.



STATEMENTS OF PARTNERS' EQUITY (UNAUDITED)

                                                                 Year Ended December 31, 1996
                                                           and Six Months Ended June 30, 1997
                                       ======================================================
                                         General Partners     Limited Partners         Total
                                         ----------------     ----------------         -----
Balance, January 1, 1996 ...........        $       --         $  6,199,923      $  6,199,923
Net income, 1996 ...................              58,849          5,826,024         5,884,873
Allocation under Treasury Regulation
  Section 1.704 - 1(b) .............             878,651           (878,651)             --
Distributions, 1996 ................            (937,500)        (3,750,000)       (4,687,500)
                                            ------------       ------------      ------------
Balance, December 31, 1996 .........                --            7,397,296         7,397,296

NET INCOME, SIX MONTHS 1997 ........             178,755         17,696,776        17,875,531
ALLOCATION UNDER TREASURY REGULATION
  SECTION 1.704 - 1(b) .............           3,908,745         (3,908,745)             --
DISTRIBUTIONS DURING SIX MONTHS 1997          (4,087,500)       (16,350,000)      (20,437,500)
                                            ------------       ------------      ------------
                                            $       --         $  4,835,327      $  4,835,327
                                            ============       ============      ============

                       See notes to financial statements.

STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                       Six Months Ended   Six Months Ended
                                                          June 30, 1997      June 30, 1996
                                                       ----------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income ............................................  $ 17,875,531   $  2,793,397
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Increase in accrued interest receivable .............        (7,432)       (10,393)
Net change in operating assets and liabilities:
  Increase(decrease) in due to managing general partner        45,328        (13,726)
  Decrease in accrued unincorporated business tax .....       (13,352)          --
  Decrease in other liabilities .......................          --           (6,790)
                                                         ------------   ------------
Net cash provided by operating activities .............    17,900,075      2,762,488
                                                         ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES:

Decrease in investment in Joint Venture ...............       389,632         69,255
Sale (Purchase) of temporary investments, net .........     2,010,879       (506,478)
                                                         ------------   ------------
Net cash provided by (used in) investing activities ...     2,400,511       (437,223)
                                                         ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to partners .............................   (20,437,500)    (2,437,500)
                                                         ------------   ------------
Net cash used in financing activities .................   (20,437,500)    (2,437,500)
                                                         ------------   ------------
Net decrease in cash ..................................      (136,914)      (112,235)
Cash, beginning of year ...............................       164,506        247,033
                                                         ------------   ------------
Cash at end of six months .............................  $     27,592   $    134,798
                                                         ============   ============

                       See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS



TEMPORARY INVESTMENTS

Temporary investments represent investments in commercial paper.


INVESTMENT IN JOINT VENTURE

The Partnership entered into a Letter Agreement (the "Buyout Agreement") with Disney dated September 11, 1995 providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. The Buyout Agreement provides for the payment of the purchase price of $125,000,000 in cash (subject to certain adjustments with respect to revenues received by the Partnership from exploitation of the film "Oliver & Co."). Closing is scheduled to occur on September 30, 1997 subject to satisfaction of certain customary conditions. In addition to the purchase price, the Buyout Agreement provides that Buena Vista Pictures Distribution, Inc. ("BV") will continue to account for and make payments to the Joint Venture as required by the Distribution Agreement for all revenues received by BV through August 31, 1997.

As a result of the Buyout Agreement, the Partnership began using the cost method of accounting starting January 1, 1996. Under the cost method, distributions received are recognized as income and the investment will be reduced in proportion that actual cash received bears to ultimate revenues expected.

The Joint Venture's fiscal year ends September 30, while the Partnership's fiscal year ends December 31. The investment in the Joint Venture on June 30, 1997 totaled $2,315,299.